英国欧华律师事务所驻北京代表处 中国北京市朝阳区光华路1号 北京嘉里中心南楼20层 邮编 100020 电话 +86 10 6561 1788 传真 +86 10 6561 5158 网址 www.dlapiper.com
DLA Piper UK LLP Beijing Representative Office
20th Floor, South Tower, Beijing Kerry Center
1 Guanghua Road, Chaoyang District
Beijing 100020, China
T +86 10 6561 1788
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W www.dlapiper.com

October 29, 2010

VIA EDGAR AND EXPRESS MAIL

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: David R. Humphrey

Re:	China Southern Airlines Company Limited
Form 20-F for the year ended December 31, 2009
Filed May 28, 2010
File Number: 001-14660

Dear Sirs:

On behalf of China Southern Airlines Company Limited (the “Company”), a company incorporated in the People’s Republic of China (the “PRC”), we are responding to your comment letter dated August 26, 2010 from the staff (the “Staff”) of Securities and Exchange Commission (the “Commission”) regarding the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2009. Our responses address the period covered by the consolidated financial statements in the Company’s annual report on Form 20-F and the Company’s current and anticipated operations.

The text of each comment, and the Company’s response thereto, are set forth below and numbered to correspond with the numbering in the comment letter.

Form 20-F for the fiscal year ended December 31, 2009

Item 8-Consolidated Statements and Other Financial Information

Note 3-Changes in accounting policies

(b) Change in accounting policy for property, plant and equipment, page F-29

Securities and Exchange Commission
October 29, 2010

1.	We note you changed your IFRS accounting policy in respect of PP&E from the revaluation model to the historical cost model due to the following factors:

•	To increase comparability with your industry peers.

•	To increase comparability between finance and operating leased aircraft.

However, you indicate this change in accounting policy had no effect on your reported profit or loss, total income and expenses, or net assets and, therefore, the change was not considered material. In this regard, it is not clear how you concluded that an immaterial change would increase the comparability of your results. Please explain.

Response:  The Company notes the Staff’s comment and respectfully sets forth below the reasons why the Company changed its accounting policy in respect of PP&E, and how this change would provide reliable and more relevant financial information regarding the Company’s financial statements.

The Company’s H shares and American Depositary Receipts were listed on the Hong Kong Stock Exchange and New York Stock Exchange, respectively, in July 1997. As permitted, the Company has prepared and prepares its financial statements in accordance with all applicable International Financial Reporting Standards (“IFRSs”) for its H-share financial statements or reports (“H-share report”).  In July 2003, the Company’s A shares were listed on the Shanghai Stock Exchange and its A-share financial statements or reports (“A-share report”) filed with the Shanghai Stock Exchange are prepared in accordance with the China Accounting Standards for Business Enterprises (the “ASBEs”).

Under IFRSs, the Company has the option to use the revaluation model or historical cost model for measurement after recognition to account for its PP&E.  The Company has adopted the revaluation model in accordance with IAS 16. The Company adopted the revaluation model because of certain Chinese regulatory requirements that mandated that the Company revalue all of its PP&E as a result of the Company’s public listing on the Hong Kong Stock Exchange and New York Stock Exchange in 1997.

Since 2005, the China Accounting Standards Committee (the “CASC”) has been working closely with the International Accounting Standards Board (the “IASB”) and the Hong Kong Institute of Certified Public Accountants (the “HKICPA”) to eliminate differences between ASBEs and IFRSs/HKFRSs.1 This is an ongoing process as a result of developments in IFRSs and also as a result of differences in the standard setting procedures for ASBEs as compared to IFRSs/HKFRSs. As part of this commitment to ongoing convergence, work was carried out by the CASC in 2008 to study the implementation of ASBEs, including identifying the major reasons for differences between net profit and net assets reported by the Mainland Listed companies, such as the Company, that simultaneously have A shares and H shares in issue and therefore simultaneously prepare financial statements in accordance with ASBEs and IFRSs.

1 HKFRSs (or Hong Kong Financial Reporting Standards) are issued by the HKICPA as a word for word copy of IFRSs. Therefore any differences identified between HKFRSs and ASBEs are also in effect differences between IFRSs and ASBEs and vice versa.

Securities and Exchange Commission
October 29, 2010

The results of the above study and a report on ongoing convergence efforts of the CASC and HKICPA were published in the form of “Update 1 (March 2009) - Ongoing Convergence of ASBEs and HKFRSs” (“Ongoing Convergence Update 1”) which was released by the HKICPA in March 2009. Ongoing Convergence Update 1 identifies, amongst other causes, differences which arose as a result of asset revaluations during a company restructuring which were treated as deemed cost under ASBEs but may have resulted in H share companies adopting a policy of on-going valuation, in order to reflect those valuations at the time of the restructuring. This was described as a form of “implementation difference.” Ongoing Convergence Update 1 reported that the HKICPA and CASC agreed that going forward, when the same enterprise deals with implementation differences, the same accounting treatment must be adopted in its A share and H share financial statements and that for differences already existing in previous A-share and H-share reports, they should be eliminated to the extent possible or eliminated gradually if there is practical difficulty in immediate elimination.

In response to the requirements set forth in Ongoing Convergence Update 1, the Company evaluated whether the differences in accounting policies between its A-share report and H-share report could be eliminated. At which point, the Company noted that certain major Chinese airlines listed on both the Shanghai Stock Exchange and Hong Kong Stock Exchange had changed their accounting policy for PP&E from a revaluation model to a historical cost model under IFRSs. The Company also noticed that other leading global airlines in Asia, Europe and the United States, including All Nippon Airways, Qantas Airways, Air France-KLM, Lufthansa Group, British Airways, Delta Air Lines, US Airways, Southwest Airlines and Continental Airlines, have adopted the historical cost model.

Furthermore, the Company typically finances its aircraft acquisitions through bank loans and finance leases. The Company intends to use such aircraft in the aviation business for their remaining useful lives instead of gain through trading aircraft.  Therefore, the Company believes that the historical cost model better reflects the Company’s long term aviation operations than the revaluation model.

Based on the foregoing, in particular the Ongoing Convergence Update 1 which aims to eliminate differences between ASBEs and HKFRSs/IFRSs, and the policies adopted by its peer companies, the Company concluded that the historical cost model was a more appropriate policy for the Company in that the historical cost model provided reliable and more relevant information about the Company’s financial position. Accordingly, the Company changed its accounting policy for PP&E from the revaluation model to the historical cost model under IFRSs in 2009.

Securities and Exchange Commission
October 29, 2010

The Company respectfully submits that this change in accounting policy has had no effect on the Company’s reported profit or loss at the time of such change. This change in accounting policy, however, may impact its results for future periods. The Company believes that its updated accounting policy will aid investors when comparing the Company’s financial information with that of its peers because such financial information now conforms with other companies in the commercial airline services business.

2.
Please provide us with details with respect to how often you revalued your aircraft under the old policy as well as the results from such revaluations in prior periods. Additionally, please tell us how your prior presentation and corresponding accounting complied with IAS 16.

Response:  The Company notes the Staff’s comment and respectfully advises the Staff that under its former accounting policy, the Company had appointed external valuers to revalue PP&E at least every five years unless the PP&E had experienced significant and volatile changes in fair value.  The Company respectfully sets forth below why it believes that the frequency of revaluations is consistent with IAS 16.

Paragraph 31 of IAS 16 states that “revaluations shall be made with sufficient regularity to ensure that the carrying amount does not differ materially from that which would be determined using fair value at the end of the reporting period.” Furthermore, paragraph 34 of IAS 16 states that “the frequency of revaluations depends upon the changes in fair values of the items of property, plant and equipment being revalued. When the fair value of a revalued asset differs materially from its carrying amount, a further revaluation is required. Some items of property, plant and equipment experience significant and volatile changes in fair value, thus necessitating annual revaluation. Such frequent revaluations are unnecessary for items of property, plant and equipment with only insignificant changes in fair value. Instead, it may be necessary to revalue the item only every three or five years.”

The external revaluations performed and their results prior to 2009 are listed below:

•
As referred to in the Company’s response to Comment 1 above, pursuant to the reorganisation of the Company’s parent company, China Southern Air Holding Company (“CSAHC”) and the Company’s listing on the Hong Kong Stock Exchange and New York Stock Exchange in July 1997, the Company assumed the airline and airline-related business together with the relevant assets and liabilities of CSAHC. The PP&E assumed from CSAHC was revalued as at December 31, 1996 in compliance with the PRC rules and regulations governing the initial public offering of shares by PRC joint stock limited companies. The revaluation was performed by certain independent valuers registered in the PRC and Hong Kong and approved by the China State-owned Assets Administration Bureau.  Based on the revaluation, the revaluation surplus/deficit in respect of PP&E was reflected in the consolidated financial statements of the Company as of December 31, 1996. A revaluation deficit of RMB173 million on aircraft, the major PP&E of the Company, was recorded in the financial statements, which represented 1% of the carrying value of the aircraft as of December 31, 1996.

Securities and Exchange Commission
October 29, 2010

•
Subsequent to the 1996 revaluation, external revaluations in respect of PP&E were performed by certain independent valuers as of December 31, 2000 and September 30, 2005. Based on these revaluations, the carrying amounts of the PP&E at the respective revaluation date did not differ materially from their fair value.

The above revaluations and results were disclosed in the notes to the PP&E in the Company’s annual report for the respective fiscal years in accordance with IAS 16.

For years between the external revaluations, management assessed whether aircraft, the Company’s major PP&E, had indications of significant and volatile changes in fair value. The assessments were carried out by reference to observable data, such as the second-hand aircraft market prices published by independent aircraft valuation firms. Based on these assessments, the Company concluded that the carrying amounts of the aircraft did not differ materially from their fair values.

3.
You also indicate the change in your IFRS accounting policy from the revaluation model to the historical cost model was due to the high degree of subjectivity and risk of cyclical volatility associated with external valuations and second-hand aircraft fair values. In this regard, please provide us with a summary of the results from the external valuations completed during your 2009, 2008 and 2007 fiscal years.

Response:  The Company respectfully advises the Staff that there were no external valuations during the three years ended December 31, 2007, 2008 and 2009.

As discussed in the Company’s response to Comment 2 above, the Company’s business model is to acquire and use aircraft in its operations for the long term.  Thus,  the historical cost model is more consistent with the Company’s business model than the revaluation model because the revaluation model may result in volatile valuations and/or valuations based on unobservable data being reported in the financial statements as a result of changes in market conditions that are outside of the Company’s control.

Securities and Exchange Commission
October 29, 2010

4.
In light of the fact that you do not appear to have recorded any material revaluations, please tell us the circumstances and triggering event for management’s decision to change from the revaluation model to the historical cost method in 2009. In your response, please include (i) the date of management’s decision to change your IFRS accounting policy in respect of PP&E, and (ii) whether or not any external valuations had been completed during 2009, prior to such date.

Response:  The Company notes the Staff’s comment and respectfully sets forth below the circumstances and triggering event for the Company’s decision to change from the revaluation model to the historical cost method in 2009.

As discussed in the Company’s response to Comment 1 above, when the Ongoing Convergence Update 1 was issued in March 2009, the Company evaluated whether the differences in accounting policies between its A-share report and H-share report could be eliminated. The Company considered and assessed the impact of the changes in its accounting policy and how any changes would compare with those of its peer companies.

This change in the IFRS accounting policy in respect of PP&E was approved by the Company’s audit committee on November 27, 2009.

As referred to in the Company’s response to Comment 2 above, the Company had performed revaluation assessments at least every 5 years under the former accounting policy. There was no external revaluation completed during 2009.

*           *           *           *           *

Securities and Exchange Commission
October 29, 2010

Please be advised that the Company understands its obligations to ensure the accuracy and adequacy of the disclosure in its filings with the Commission, that its filings include all information required under the Securities Exchange Act of 1934 and that it provides all information that investors require for an informed investment decision.

Furthermore, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call the undersigned (+86-10-6561-1788 ext. 702) or Steven Liu (+86-10-6561-1788 ext. 889), with any questions you may have with respect to the foregoing.

Very truly yours, DLA Piper UK LLP Beijing Representative Office

By:	/s/ Chen Qiu
Chen Qiu

cc:	Xie Bing, China Southern Airlines Company Limited
Steven Liu, DLA Piper UK LLP Beijing Representative Office
Jeanie Park, DLA Piper UK LLP Beijing Representative Office